06008655

:D STATES
:CHANGE COMMISSION
on, D.C. 20549

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RECD S.E.C.

MAR 1 2006

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65163

AB 3/27/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

SFG Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 Fifth Avenue, Suite 309
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vasken H. Setrakian – President (212) 683-0793
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

183 Madison Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 19 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

5/18/06

SFG SECURITIES, INC.

TABLE OF CONTENTS

AFFIRMATION

I, Vasken H. Setrakian, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of SFG Securities, Inc. (Company) at December 31, 2005 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Vasken H. Setrakian - President

Sworn and subscribed to before me this 3rd day of February, 2006.

Bineeta Singh

BINEETA SINGH
Notary Public, State of New York
No. 01SI6051108
Qualified in Queens County
Commission Expires November 20, 20 06

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Stockholder and Director of
SFG Securities, Inc.

We have audited the accompanying balance sheet of SFG Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFG Securities, Inc. at December 31, 2005, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB+T C.P.A PLLC

New York, NY
February 13, 2006

SFG SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Cash	$	44,816
Deferred taxes		6,694
Total Assets	$	51,510

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	19,623
Corporate tax payable		6,694
Total Liabilities		26,317
Stockholder's Equity		
Common stock - no par value		
1,500 shares authorized,		
1 shares issued and outstanding		1
Additional paid-in capital		26,999
Retained (deficit)		(1,807)
Total Stockholder's Equity		25,193
Total Liabilities and Stockholder's Equity	$	51,510

See accompanying notes.

SFG SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Placement fees	$	146,462
Consulting income		4,613
Total Revenues		151,075
Costs and Expenses:		
Administrative fees paid to parent Company		58,000
Commissions and fees		71,235
Licenses		5,254
Other		802
Taxes		455
Total Costs and Expenses		135,746
Net Income	$	15,329

See accompanying notes.

SFG SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:		
Net income	$	15,329
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in deferred taxes		(6,694)
Increase in accounts payable and accrued expenses		19,473
Increase in corporate tax payable		6,694
Net cash provided by operating activities		34,802
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net increase in cash		34,802
Cash at beginning of year		10,014
Cash at end of year	$	44,816
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Income taxes	$	455

See accompanying notes.

SFG SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained (deficit)	Total Stockholder's Equity
Balances, January 1, 2005	$ 1	$ 26,999	$ (17,136)	$ 9,864
Net income for the year	-	-	15,329	15,329
Balances, December 31, 2005	$ 1	$ 26,999	$ (1,807)	$ 25,193

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

SFG Securities, Inc. was formed November 29, 2001 in the State of Delaware as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly-owned subsidiary of Setrakian Financial Group LLC.

The Company intends to raise capital primarily for overseas private equity funds by targeting high net worth investors in the United States.

The Company has a December 31 year-end.

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements are prepared using the accrual method of accounting.

Revenues
Fees realized on placements are recorded as earned.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had net capital of $18,499, which was $13,499 in excess of the amount required.

4. INCOME TAXES

The Company's financial statements are prepared using the accrual basis of accounting and the tax return is prepared using the cash basis of accounting. At December 31, 2005, for tax purposes, there was a tax loss carry forward of $14,887 and taxable income of $20,065. The resulting tax is as follows:

Federal	$3,131
NYS Corp	1,344
NYS MTA	281
NYC Corp Tax	1,938
Total	$6,694

This is mainly due to the accounts payable (commissions) not being deducted for tax purposes creating a tax/reporting timing difference. There is no current tax provision due to the loss carry forward in prior years offsetting the current year's accrued income.

SFG SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL:	
Total stockholder's equity	$ 25,193
Deductions and/or charges:	
Non-allowable assets:	
Deferred taxes	6,694
Net capital before haircuts on securities positions	18,499
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 18,499
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 26,317
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,754
Minimum net capital required	$ 5,000
Excess net capital	$ 13,499
Excess net capital at 1,000%	$ 15,868
Percentage of aggregate indebtedness to net capital is	142%

The above computation does not differ materially from the December 31, 2005 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
SFG Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of SFG Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T C.P.A. PLLC

New York, NY
February 13, 2006